

February 26, 2013

Via Email
John H. Isbrandtsen
One Belvedere Place, Suite 300
Mill Valley, California 94941

> **Re:** **Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 11, 2013**
> **File No. 333-185882 and -01**

Dear Mr. Isbrandtsen:

We have reviewed your letter dated February 11, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement(s)

Cover Page

1. We note your response to comment 4 in our letter dated January 31, 2013 and your added disclosure that the securities will be purchased on a best efforts basis by the underwriter(s). We also note corresponding disclosure on page S-68 of version 1 that each underwriter has agreed to use its reasonable best efforts to identify investors. We also note that you state you have included bracketed disclosure that would be applicable to a best efforts underwriting. See Asset Backed Securities, SEC Release No. 33-9117 at 23350 for a discussion of how a continuous best efforts offering is inconsistent with the requirements of Item 1111 of Regulation AB. However, we also note your disclosure that the underwriter will be obligated to purchase from the depositor only the agreed upon allocated portion of the offered securities for which such underwriter has entered into

contracts of sale with investors, which seems inconsistent with a best efforts continuous offering. Based on the entirety of the disclosure in your prospectus, it does not appear that you intend to offer the securities on a continuous best efforts basis. Please revise to delete your reference to best efforts basis and revise your disclosure here and in the Method of Distribution section to indicate how underwriters are committed to purchase the securities under the agreement. Please also supplementally explain when the underwriters would be committed or obligated to purchase securities and, therefore, would be able to disclose this information to investors. We continue to believe the underwriter's purchase price information could be included in the preliminary prospectus.

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus, page S-i

2. We note your response to comment 5 and reissue. Please delete your reference to forward-looking statements.

Base Prospectus

The Loans, page 21

3. We note your response to comment 10 and revision on page 21 of the base prospectus. Your response indicates that exceptions made to an originator's underwriting guidelines will be regarded as subprime, while your disclosure states that "loans may be underwritten to standards that may be regarded as 'subprime'." Please revise your disclosure to clarify what you mean by "subprime" by clarifying whether you mean exception loans and/or separately describing subprime underwriting standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel